FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media Information

15 June 2006

               BG Group enters Madagascar with Farm-in Agreement


BG Group today announced that it has acquired a 30 per cent interest in the Majunga Offshore Profond exploration block in Madagascar under a farm-in agreement with Vanco Madagascar Limited ('Vanco'). This agreement marks BG's entry into the country.


BG Group Executive Vice President for the Mediterranean Basin and Africa, Stuart Fysh, said: "The Majunga block forms part of a largely unexplored frontier basin with significant potential."


BG's partners in the block are ExxonMobil Exploration and Production Madagascar Majunga Limited (operator, 50 per cent) and SK Corporation of Korea (20 per cent).


The forward work programme includes the drilling of an exploration well planned for early 2007. The Majunga Offshore Profond Block, which covers an area of approximately 15,840 square kilometers, is located in deep water (depths ranging from 200 to 3000 meters) off north western Madagascar, approximately 100 kilometers from Mahajanga, between latitudes 14degreesS and 15degrees30S.


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.


Note to Editors:


BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries:


Communications                                    +44 (0) 118 929 3717

Out of hours media mobile:                        +44 (0) 7917 185 707

Investor Relations                                +44 (0) 118 929 3025

Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 15 June 2006                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary